SIDEHUSTLE


EARNINGS
$33.25
SIDEHUSTLE
Find Your Hustle
Automotive
Beauty & Spa
Moving
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LAIM & EARN

The Buy-Sell-Refer Marketplace

WHY WAS SIDEHUSTLE APP CREATED?

Buyers are not receiving a monetary reward for producing word-of-mouth leads – the best form of advertising.

Customary advertising channels have no level of certainty and have become too expensive.


SIDE HUSTLE
DOWNLOAD THE SIDEHUSTLE APP AND GET Unlimited Leads for FREE
Download on the App Store
GET IT ON Google Play

COMPANY MISSION

To create a seamless marketplace where buyers can monetize their word of mouth referrals and where businesses reward buyers **AFTER** their **WORD OF MOUTH** results in a sale.

THE PROBLEM

Digital advertising has become too expensive and inefficient for local businesses

- Large companies with the deepest pockets shut out local businesses
- Companies cannot track ROI

THE OPPORTUNITY

Worldwide businesses already spend
$333B/year on digital ads



Google
$102.4
Facebook
$67.2
Alibaba
$30.5
Baidu
$13.2
Tencent
$11.4
Amazon
$9.1
Microsoft
$6.4
Oath
$4.8
Twitter
$2.7
Sina
$2.4

eMarketer

60% served by
Google, Facebook and Alibaba

22M Americans already spend **$58B/year** for on-demand products and services

46% have annual household incomes < $50,000

Medium

Huge, disruptive opportunity for advertising alternatives that connect businesses to consumers with reduced cost and risk

SIDEHUSTLE USERS CAN:

LAUNCH A BUSINESS,

SCALE A BUSINESS,

AND GET TARGETED LEADS

WITH $0 DIGITAL AD SPEND.

BUYERS MAKE ADDITIONAL INCOME AND IMPROVE QUALITY OF LIFE BUYERS INCREASE SOCIAL WORTH

THE SOLUTION



RAISE
Ad Conversion Rates
Transactional Transparency

ELIMINATE
Barriers to Entry
Speculative Ad Spend
Losses from bots

SIDEHUSTLE
VALUE PROPOSITIONS

CREATE
Crowd Share Marketplace
New Business Profits
Income for SideHustlers

REDUCE
Monopolies
Fraud

HOW IS SIDEHUSTLE MONETIZED?

1. Fee charged for enhanced placements of deals within ad categories and app.

2. Affiliate marketing opportunity in Partner Offers section of the app.

3. SideHustle keeps a small % of the deal fee.

WHY SHOULD YOU INVEST IN SIDEHUSTLE

266K
downloads to date
Alpha rel. May 28, 2019
Beta rel. January 2020
Includes 23K businesses

55K
deals referred
30% user-to-user engagement ratio

97%
organic installs
user invite-driven acquisition



FINANCIALS

Gust Valuations

SideHustle Cap Table

	Company Valuation			
	Total Value ($)	Per Share ($)	# of Shares	% of Total
Pre-Series A				
Valuation Cap	$3,000,000	$0.25	12,000,000	100.0%
New Equity Raised	$0	$0.00	-	0.0%
Post-Money Valuation	**$3,000,000**	**$0.00**	**12,000,000**	**100.0%**

	Company Ownership Cap Table			
	Capital ($)	Common Shares	Total Shares	% Ownership
Shareholders				
Founders	$225,000	10,000,000	10,000,000	83.3%
Employee's	$0	100,000	100,000	0.8%
Not Issued	$0	1,900,000	1,900,000	15.8%
[Investor Name]	$0		-	0.0%
[Investor Name]	$0		-	0.0%
[Investor Name]	$0		-	0.0%
Total	**$225,000**	**12,000,000**	**12,000,000**	**100.0%**

SideHustle Capitalization-Table. E&OE

MEET THE TEAM



Alex Kabir
CEO & Founder

- Entrepreneur, executive
- Previously CEO at:
- Omni Integration
- Premier Insurance Svcs (Successful Exit)



Shawn Usmani
CTO & Co-Founder

- FinTech expert
- System architect
- Mobile/cloud integration
- Transaction security
- Blockchain



Tom Seidel
Dir. Marketing & Co-Founder

- Market strategy
- Social media ads
- Content creation
- Online campaigns
- App analytics



Ms. Jamila Arapovic
Advisor & Co-Founder

- Financial Executive
- Morgan Stanley
- Citigroup
- CFO/President
- House Of Transport

2018 US Digital Ad Spend: $112B


Top US Digital Ad-Spending Industries in 2018
(ranked by % of total spend)
marketing charts
Retail 21.9%
Automotive 12.6%
Financial Services 12.2%
Telecom 10.7%
CPG & Consumer Products 8.8%
Travel 8.0%
Computing Products & Consumer Electronics 7.8%
Media 6.1%
Entertainment 5.1%
Healthcare & Pharma 2.6%
Other 4.3%
Published on MarketingCharts.com in July 2018 | Data Source: eMarketer
Includes advertising on all digital and internet-connected devices

Which of your portfolio companies can we help?

THANK YOU

Alex Kabir – CEO

INTELLECTUAL PROPERTY

- Non-provisional utility patent pending in the U.S.Ref.#16/111,625 dated 8/24/2018
- Non-provisional blockchain patenting-pending U.S.Ref.#16,243,087 dated 1/9/2019
- Patent Cooperation Treaty (PCT) for 150 countries pending U.S.Ref.# PCT/IB2018/057809 dated 10/9/2018
- United States Trademark Serial File # 88254834 dated 1/11/19
- California LLC formed 6/11/2018
- Delaware C Corp formed 5-20-2019
- 11-09-2019 SideHustle trademark in India issued

USE O F FUNDS RAISED


5% Intellectual Property
21% Sales & Marketing
33% General Administrative
11% Working Capital Expansion
30% Product Research & Development